Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW Washington, DC 20004 Tel. 202.739.3000 Fax: 202.739.3001 www.morganlewis.com

W. John McGuire

202.739.5654

wjmcguire@morganlewis.com

August 1, 2005

VIA EDGAR

James O’Connor, Esq.

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	iShares Trust Post-Effective Amendment No. 35 (File Nos. 333-92935 and 811-09729);
iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index Fund

Dear Mr. O’Connor:

This letter responds to our telephone conversation on June 1, 2005, in which you raised a number of comments concerning iShares Trust’s (the “Trust”) Post-Effective Amendment (“PEA”) No. 35, filed with the Commission on April 15, 2005 on Form N-1A. This letter also addresses issues discussed in prior conversations relating to certain changes made to the Trust’s and iShares, Inc.’s (the “Company”) “Determination of Net Asset Value” disclosure in the Prospectus. As you may recall, these changes were made in response to recent actions taken by the Board of Trustees of the Trust (the “Board”) regarding the Trust’s pricing policies and procedures. Finally, this letter also renews the Trust’s request for Rule 485(b)(1)(vii) relief based on the revised disclosure. Each of your comments and our response to each comment is set forth below. Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s PEA.

I.	Response to Comments on PEA No. 35

A.	Comment. Please confirm that the MSCI EAFE Growth Index and MSCI EAFE Value Index Funds are covered by the exemptive order issued to the Trust.

Response. An application related to the iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index Fund to amend prior orders under section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from sections

James O’Connor, Esq.

August 1, 2005

2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and rule 22c-1 under the 1940 Act, and under sections 6(c) and 17(b) of the 1940 Act for an exemption from sections 17(a)(1) and (a)(2) of the 1940 Act was filed on February 28, 2003, and amended on March 3, 2004, September 8, 2004 and September 30, 2004 was granted on October 5, 2004 (Investment Company Act Rel. No. 26597).

B.	Comment. Please provide the creation date for the MSCI EAFE Growth Index and MSCI EAFE Value Index and confirm that they are widely available, bona fide indexes.

Response. The inception date of the MSCI EAFE Growth Index and MSCI EAFE Value Index was December 1997, with historical performance going back to December 31, 1969. MSCI indices are among the most widely used benchmarks by global portfolio managers. MSCI distributes index and company-level data and also licenses the MSCI indices to third parties for the purposes of creating mutual funds, listed and OTC derivatives, exchange-traded funds, research and proprietary products. Over 1,500 clients worldwide currently use the MSCI benchmarks.

C.	Comment. On which exchange will each Fund’s shares be listed and what is the status of the exchange’s proposal under Rule 19b-4 to list and trade shares of the Funds? Has the exchange received approval to list the new series?

Response. The Funds’ shares will be listed on the New York Stock Exchange. The Rule 19b-4 request, File No. SR-NYSE-2005-41, was filed on June 16, 2005 and is currently pending. We expect approval in the near future.

D.	Comment. On page 12 of the prospectus under the heading “Determination of Net Asset Value,” disclose whether the Board will periodically evaluate the accuracy and reliability of the Funds’ fair valuation method.

Response. The Board has expressly delegated the authority and duty to make valuation determinations, including fair value determinations, to Barclays Global Investors, N.A. (“BGI”), the parent of the Funds’ investment adviser, Barclays Global Fund Advisors, pursuant to the Trust’s pricing policy and procedures. However, the Board maintains responsibility for the oversight of BGI and retains the authority to make any valuation decisions as the Board deems appropriate. With respect to fair value pricing, in the event that current market valuations are not readily available from approved vendors or such valuations do not reflect current market values, BGI will determine the value of the affected securities and/or other assets using the fair value pricing guidelines pursuant to the Fund’s pricing procedures, as approved by the Board. The Board will then review and consider for ratification at each quarterly meeting any fair valuation actions taken by BGI during the previous quarter. As discussed in Section II of this letter, this disclosure has been revised to reflect new pricing policies and procedures that were approved by the Trust’s Board at its quarterly meeting held on June 14, 2005.

James O’Connor, Esq.

August 1, 2005

E.	Comment. On page 7 of the Statement of Additional Information (“SAI”) under the heading “Portfolio Holdings Information,” please list all entities that may receive non-public portfolio holdings information in connection with the dissemination of information necessary for transactions in Creation Units.

Response. We note that the Funds are all index funds and therefore their holdings are generally made available to the public by the index providers. We have confirmed that the entities that may receive non-public portfolio holdings information are limited to those entities currently listed in the SAI. We have therefore revised the disclosure in the first paragraph following the heading “Portfolio Holdings Information” as follows:

The “Entities” referred to in sub-section (c) above [include]ARE GENERALLY LIMITED TO National Securities Clearing Corporation (“NSCC”) members and subscribers to various fee-based subscription services, including those large institutional investors (known as “Authorized Participants”) that have been authorized by the Distributor to purchase and redeem large blocks of shares (known as “Creation Units”) pursuant to legal requirements, including exemptive orders granted by the SEC pursuant to which the Funds offer and redeem their shares (“iShares Exemptive Orders”), and other institutional market participants and entities that provide information services.

F.	Comment. On page 8 of the SAI in the third paragraph under the heading “Portfolio Holdings Information,” please list all service providers whose personnel are given daily access to information concerning the Funds’ portfolio holdings.

Response. We have confirmed that the service providers whose personnel are given daily access to information concerning the Funds’ portfolio holdings are limited to those entities currently listed in the SAI, as well as the Trust’s distributor. We have therefore revised the disclosure in the third paragraph following the heading “Portfolio Holdings Information” as follows:

Daily access to information concerning the Funds’ portfolio holdings is permitted (i) to certain personnel of those service providers that are involved in portfolio management and providing administrative, operational, risk management, or other support to portfolio management, including affiliated broker-dealers and/or Authorized Participants, and (ii) to other personnel of the Investment Adviser and [other service providers, such as] the Funds’ DISTRIBUTOR, administrator, custodian and fund accountant, who deal directly with, or assist in, functions related to investment management, administration, custody and fund accounting, as

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August 1, 2005

may be necessary to conduct business in the ordinary course in a manner consistent with the iShares Exemptive Orders, agreements with the Funds, and the terms of the iShares Funds’ current registration statements.

G.	Comment. On page 16 of the SAI in the third paragraph under the heading “Approval of Investment Advisory Contract,” please provide the conclusions reached by the Board in approving the advisory agreement.

Response. The Board’s conclusions are discussed on page 17 of the SAI in the last paragraph under the heading “Information Received by the Board of Trustees.”

H.	Comment. On page 19 of the SAI in the third paragraph under the heading “Portfolio Manager,” please confirm that the amounts listed for other accounts managed by each manager represent the assets in accounts for which each Portfolio Manager has primary responsibility.

Response. We have confirmed that the amounts listed represent the assets in accounts for which each Portfolio Manager has primary responsibility.

II.	Changes in “Determination of Net Asset Value” Disclosure

Additionally, as we discussed with you via telephone, the Trust’s Board recently approved new pricing policies and procedures at its quarterly meeting held on June 14, 2005. These changes necessitated revisions to the disclosure that was previously included in the Trust’s PEA No. 35. We provided you with this revised disclosure in our letter dated June 28, 2005, and included it in the Trust’s PEA Nos. 38 and 39, filed under Rule 485(b) on June 29, 2005 and July 28, 2005, respectively. The new disclosure, marked to show changes since PEA No. 35, is as follows:

Prospectus

Determination of Net Asset Value

Investors Bank calculates the NAV for each Fund as of the close of regular trading (normally 4:00 p.m. Eastern time) every day that the national securities exchange on which the Fund is listed is open for trading. The NAV of each Fund is calculated by dividing the value of the net assets of such Fund (i.e., the value of its total assets less total liabilities) by the total number of outstanding shares of the Fund, generally rounded to the nearest cent. In calculating a Fund’s NAV, [the]A Fund’s investments are GENERALLY valued [primarily on the basis of]USING market [prices]VALUATIONS. In the event that [a market price for an investment is not available or is not reliable, the investment]CURRENT MARKET VALUATIONS ARE NOT READILY AVAILABLE OR SUCH VALUATIONS DO NOT REFLECT CURRENT MARKET VALUES, THE AFFECTED INVESTMENTS will be valued using fair value pricing [in

James O’Connor, Esq.

August 1, 2005

accordance with BGI’s]PURSUANT TO THE pricing policy[, as] AND PROCEDURES approved by the Board of Trustees. The frequency with which a Fund’s investments are valued using fair value pricing is primarily a function of the types of securities and other assets in which the Fund invests pursuant to its investment objective, strategies and limitations.

Investments that may be valued using fair value pricing include, but are not limited to: (i) an unlisted security related to corporate actions; (ii) a restricted security (i.e., one that may not be publicly sold without registration under the Securities Act of 1933); (iii) a security whose trading has been suspended or which has been de-listed from its primary trading exchange; (iv) a security that is thinly traded; (v) a security in default or bankruptcy proceedings for which there is no current market quotation; (vi) a security affected by [extreme market conditions; (vii) a security affected by ]currency controls or restrictions; and ([viii]VII) a security affected by a significant event (i.e., an event that occurs after the close of the markets on which the security is traded but before the time as of which the Fund’s NAV is computed and that may materially affect the value of the Fund’s investments). Examples of events that may be [“significant]SIGNIFICANT events[” ] are government actions, natural disasters, armed conflict, acts of terrorism, and significant market fluctuations.

Valuing a Fund’s investments using fair value pricing will result in using prices for those investments that may differ from current market [prices]VALUATIONS. Accordingly, fair value pricing could result in a difference between the prices used to calculate a Fund’s net asset value and the prices used by the Fund’s benchmark index, which, in turn, could result in a difference between the Fund’s performance and the performance of the Fund’s benchmark index.

SAI

Determination of NAV

The NAV for each Fund is calculated by deducting all of a Fund’s liabilities (including accrued expenses) from the total value of its assets (including the securities held by the Fund plus any cash or other assets, including interest and dividends accrued but not yet received) and dividing the result by the number of shares outstanding, and generally rounded to the nearest cent, although each Fund reserves the right to calculate its NAV to more than two decimal places. The NAV for the Lehman TIPS Bond Fund is calculated by Investors Bank and determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) on each day that such exchange is open. For all other Funds listed in this SAI, the NAV is calculated by Investors Bank and determined

James O’Connor, Esq.

August 1, 2005

as of the close of the regular trading session on the AMEX (ordinarily 4:00 p.m. Eastern time) on each day that such exchange is open for trading.

[In calculating a Fund’s NAV, the Fund’s investments are valued primarily on the basis of market prices. In the event that a market price for an investment is not available or is not reliable, the investment will be valued using fair value pricing in accordance with BGI’s pricing policy, as approved by the Board of Trustees. Investments for which the primary market is a national securities or commodities exchange or a recognized foreign securities exchange or commodities exchange are valued at last sale prices on the principal exchange on which they are traded, or in the absence of any sale on the valuation date, at latest quoted bid prices. Securities for which the primary market is Nasdaq Stock Market, Inc. (“Nasdaq”) are valued at the Nasdaq official closing price or, in the absence of any sale on the valuation date, at latest quoted bid prices, which are obtained from a reputable independent pricing service. U.S. Government securities and all other securities for which current over-the-counter market quotations are readily available are valued at latest quoted bid prices, which are obtained from one or more reputable independent pricing services. If quoted prices are unavailable or inaccurate, market values are determined based on quotes obtained from brokers, dealers and/or based on averages of prices obtained from reputable independent pricing services. Debt securities maturing in 60 days or less and short-term investments are valued at amortized cost, and shares of investment companies, other than investment companies whose shares are traded on an exchange, are valued at the]

IN CALCULATING A FUND’S NAV, THE FUND’S INVESTMENTS ARE GENERALLY VALUED USING MARKET VALUATIONS. A MARKET VALUATION GENERALLY MEANS A VALUATION (I) OBTAINED FROM AN EXCHANGE, A PRICING SERVICE, OR A MAJOR MARKET MAKER (OR DEALER), (II) BASED ON A PRICE QUOTATION OR OTHER EQUIVALENT INDICATION OF VALUE SUPPLIED BY AN EXCHANGE, A PRICING SERVICE, OR A MAJOR MARKET MAKER (OR DEALER) OR (III) BASED ON AMORTIZED COST. IN THE CASE OF SHARES OF OTHER FUNDS THAT ARE NOT TRADED ON AN EXCHANGE, A MARKET VALUATION MEANS SUCH fund’s published net asset value per share. [Securities held under a repurchase agreement are valued at a price equal to the amount of the cash investment at the time of valuation on the valuation date. The market value of the underlying securities is determined in accordance with the above discussed valuation procedures, as appropriate, for the purpose of determining the adequacy of collateral. ]BGFA MAY USE VARIOUS PRICING SERVICES OR DISCONTINUE THE USE OF ANY PRICING SERVICE. A PRICE OBTAINED FROM A PRICING SERVICE BASED ON SUCH PRICING SERVICE’S VALUATION MATRIX MAY BE CONSIDERED A MARKET VALUATION. IN THE EVENT THAT CURRENT MARKET

James O’Connor, Esq.

August 1, 2005

VALUATIONS ARE NOT READILY AVAILABLE OR SUCH VALUATIONS DO NOT REFLECT CURRENT MARKET VALUES, THE AFFECTED INVESTMENTS WILL BE VALUED USING FAIR VALUE PRICING PURSUANT TO THE PRICING POLICY AND PROCEDURES APPROVED BY THE BOARD OF TRUSTEES.

In a subsequent telephone conversation, you asked the Trust to explain its policy that a valuation matrix may be considered a market valuation. We have confirmed that valuation matrix prices are only used with respect to fixed income securities and derivatives, consistent with standard industry practice. Matrix prices are not currently used for equity securities. Should standard industry practices change with respect to the types of securities that use matrix pricing, BGI and the Board will reconsider the Trust’s pricing policy.

III.	Rule 485(b)(1)(vii) Relief

The Trust was recently granted relief under Rule 485(b)(1)(vii) under the Securities Act of 1933 to allow the Trust to file certain PEAs for the iShares Funds listed in Attachment A (the “Subject Funds”) pursuant to Rule 485(b).1 Due to the disclosure changes discussed in Section II of this letter, the Trust hereby amends its previously granted request for the Subject Funds to file certain PEAs to its registration statement pursuant to Rule 485(b)(1)(vii), provided that such amendments do not otherwise contain disclosure that would render them ineligible to be filed pursuant to Rule 485(b). The Trust certifies that the only changes to the disclosures covered by the relief are described herein.

The Trust hereby acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5654.

Sincerely,

/s/ W. John McGuire
W. John McGuire

[1]	Letter from W. John McGuire, Morgan, Lewis & Bockius LLP, to Michael A. Lainoff, U.S. Securities and Exchange Commission (May 27, 2005).

ATTACHMENT A

The Subject Funds

Fund	Fund’s Fiscal Year End	Proposed Effective Date of Rule 485(b) Filing
iShares Nasdaq Biotechnology Index Fund	3/31	8/1/05
iShares Russell 1000 Growth Index Fund	3/31	8/1/05
iShares Russell 1000 Index Fund	3/31	8/1/05
iShares Russell 1000 Value Index Fund	3/31	8/1/05
iShares Russell 2000 Growth Index Fund	3/31	8/1/05
iShares Russell 2000 Index Fund	3/31	8/1/05
iShares Russell 2000 Value Index Fund	3/31	8/1/05
iShares Russell 3000 Growth Index Fund	3/31	8/1/05
iShares Russell 3000 Index Fund	3/31	8/1/05
iShares Russell 3000 Value Index Fund	3/31	8/1/05
iShares Russell Midcap Growth Index Fund	3/31	8/1/05
iShares Russell Midcap Index Fund	3/31	8/1/05
iShares Russell Midcap Value Index Fund	3/31	8/1/05
iShares S&P 100 Index Fund	3/31	8/1/05
iShares S&P 1500 Index Fund	3/31	8/1/05
iShares S&P 500 Index Fund	3/31	8/1/05
iShares S&P 500/BARRA Growth Index Fund	3/31	8/1/05
iShares S&P 500/BARRA Value Index Fund	3/31	8/1/05
iShares S&P Europe 350 Index Fund	3/31	8/1/05
iShares S&P Global 100 Index Fund	3/31	8/1/05
iShares S&P Global Energy Sector Index Fund	3/31	8/1/05
iShares S&P Global Financials Sector Index Fund	3/31	8/1/05
iShares S&P Global Healthcare Sector Index Fund	3/31	8/1/05
iShares S&P Global Technology Sector Index Fund	3/31	8/1/05
iShares S&P Global Telecommunications Sector Index Fund	3/31	8/1/05
iShares S&P Latin America 40 Index Fund	3/31	8/1/05
iShares S&P MidCap 400 Index Fund	3/31	8/1/05
iShares S&P MidCap 400/BARRA Growth Index Fund	3/31	8/1/05
iShares S&P MidCap 400/BARRA Value Index Fund	3/31	8/1/05
iShares S&P SmallCap 600 Index Fund	3/31	8/1/05
iShares S&P SmallCap 600/BARRA Growth Index Fund	3/31	8/1/05
iShares S&P SmallCap 600/BARRA Value Index Fund	3/31	8/1/05
iShares S&P/TOPIX 150 Index Fund	3/31	8/1/05
iShares Cohen & Steers Realty Majors Index Fund	4/30	8/1/05
iShares Dow Jones Select Dividend Index Fund	4/30	8/1/05
iShares Dow Jones Transportation Average Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Basic Materials Sector Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Consumer Goods Sector Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Consumer Services Sector Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Energy Sector Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Financial Sector Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Financial Services Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Healthcare Sector Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Industrial Sector Index Fund	4/30	8/1/05

A-1

Fund	Fund’s Fiscal Year End	Proposed Effective Date of Rule 485(b) Filing
iShares Dow Jones U.S. Technology Sector Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Telecommunications Sector Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Total Market Index Fund	4/30	8/1/05
iShares Dow Jones U.S. Utilities Sector Index Fund	4/30	8/1/05
iShares KLD Select SocialSM Index Fund	4/30	8/1/05
iShares Morningstar Large Core Index Fund	4/30	8/1/05
iShares Morningstar Large Growth Index Fund	4/30	8/1/05
iShares Morningstar Large Value Index Fund	4/30	8/1/05
iShares Morningstar Mid Core Index Fund	4/30	8/1/05
iShares Morningstar Mid Growth Index Fund	4/30	8/1/05
iShares Morningstar Mid Value Index Fund	4/30	8/1/05
iShares Morningstar Small Core Index Fund	4/30	8/1/05
iShares Morningstar Small Growth Index Fund	4/30	8/1/05
iShares Morningstar Small Value Index Fund	4/30	8/1/05
iShares FTSE/Xinhua China 25 Index Fund	7/31	12/1/05
iShares Goldman Sachs Natural Resources Index Fund	7/31	12/1/05
iShares Goldman Sachs Networking Index Fund	7/31	12/1/05
iShares Goldman Sachs Semiconductor Index Fund	7/31	12/1/05
iShares Goldman Sachs Software Index Fund	7/31	12/1/05
iShares Goldman Sachs Technology Index Fund	7/31	12/1/05
iShares MSCI EAFE Index Fund	7/31	12/1/05
iShares NYSE 100 Index Fund	7/31	12/1/05
iShares NYSE Composite Index Fund	7/31	12/1/05